Exhibit 12.1

HANSEN MEDICAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2007	2008	2009	2010	2011
Earnings available to cover fixed charges:
Income/(Loss) from continuing operation before income taxes	$(50,859)	$(57,868)	$(52,449)	$(37,895)	$(16,712)
Plus: Fixed charges, as below	$652	$1,540	$1,805	$1,423	$1,317

Earnings available to cover fixed charges	$(50,207)	$(56,328)	$(50,644)	$(36,472)	$(15,395)

Fixed charges:
Interest expense on notes payable	$424	$535	$1,058	$692	$572
Interest expense other	$—	$19	$23	$12	$1
Warrant discount amortization (a)	$58	$75	$—	$—	$—
Interest expense on operating leases (b)	$170	$911	$724	$719	$744

Total fixed charges:	$652	$1,540	$1,805	$1,423	$1,317

Ratio of earnings to fixed charges	—	—	—	—	—

Earnings were insufficient to cover fixed charges by:	$(50,859)	$(57,868)	$(52,449)	$(37,895)	$(16,712)

(a)	Warrant discount amortization is associated with issuance of stock warrants at a discount related to our equity financing activities.
(b)	Interest expense on operating leases is a factor associated with certain operating leases which approximate one-third of the related total operating lease expense.